INVEST IN **HALEN TECHNOLOGIES**

Join The $1.5 Trillion Immediately Addressable Market.


HALEN
HALEN

gethalen.com Washington DC

Technology | Software | Marketplace | Software Engineering

LEAD INVESTOR

Quiddity Infotech

Quiddity Infotech leaves no stone unturned when it comes to helping businesses reach their full potential. We digitally transform enterprises - SMEs, startups, agencies, mid and large-sized enterprises inside out. We are very happy to invest into Halen Technology and their groundbreaking Super App. Halen's vision is to revolutionize the mobile delivery service here in the U.S. They will have six separate services (4 mobile delivery and two additional) all in one user-friendly app. They are extremely focused on customer satisfaction as well as driver security. To this end, their franchise business model will take the mobile delivery experience to the next level. Their goal of community enrichment will be second to none in the industry. We are very much looking forward to being on this journey with them. And can see nothing but prosperity and good fortune for everyone involved on both sides of the app.

Invested $10,000 this round & $15,000 previously

Highlights

1. 🦄The Halen super-app offers multiple services in a $1.5 trillion immediately addressable market.

2. 💰Awarded $100K by Google for Startups Cloud Program.💰

3. 💰Awarded $1 Million by KiwiTech - A strategic technology partner.💰

4. ✨Halen's franchise model is considered by investors higher to succeed than other business models.

5. 🚀Drivers can earn a living wage by doing as many rideshares & deliveries as possible, using one Super App.

5. 🚀Drivers can earn a living wage by doing as many rideshares & deliveries as possible, using one Super App.

6. 👩🏾Halen co-founders include Forbes Tech Council, senior startup and brand management leaders.

7. 🚜Zero-Emission Vehicle Program-Drivers who own fully electric vehicles are offered cash incentives.

8. 👯👫Over 4500 drivers and 800 clients wait-list registered already.

Our Team



Edward Mbeche Founder and CEO

20+ years in the transportation & hospitality industry. Founder of DC Private cars and Global Sedan. He sold DC Private cars after successfully managing and running the company for over 15 years.

Halen will be the first and only technology company that uses a franchise model, embedding itself into local communities made up of the people who live in the area where the business is located. "The app will connect more than just services. It will connect people and communities in ways never before seen."



Chandra Gundlapalli Co-Founder/Chief Systems Architect

Chandra is celebrated for his dedication to the field of business transformation, and is awarded Marquis Who's Who in America's top executive and top 100 diverse leaders in technology recognition by the National Diversity Council.



Kennedy Ross Co-Founder/Chief Of Staff

Kennedy has over ten years of experience developing content for various companies and organizations, including tech-storage, music promotion, online magazines, and publications.



Ivana Gargiulo Board of Advisors / Human Capital

Extensive career as a Human Resources (HR) professional, that spans close to twenty years within multiple industries and disciplines of HR. Has passion for HR data analytics and emerging trends to impact meaningful people and business advancements.



Rich Shuman Board of Advisors / Chairperson

Rich has extensive leadership experience advising global businesses in sustainability and product rollout in the automotive, aerospace, consumer technology and energy sectors.



James Arnold Jr. Board of Advisors / General IP Counsel

James is a diversely skilled, award-winning executive leader with broad experience providing legal oversight and strategic leadership for organizations ranging from non-profit start-ups to multi-billion-dollar global enterprises.



Kimberly Decker Board of Advisors /SEC Counsel

A well rounded business lawyer representing private and public companies in all aspects of business, often acting as "general counsel" to clients who do not have in house legal staff.



Anthony Rhem Board of Advisors /Artificial Intelligence

A recognized thought leader in AI, KM, Big Data, Information Architecture and Innovation. Worked with U.S. fortune 500 corporations, financial, insurance, education, healthcare, as well as US Federal, State and local government, and the military.



Roger Flynn Board of Advisors / Franchise Expert

With over 25 years of experience in franchise development, Roger has an extensive knowledge base as a franchise consultant. His expertise in franchise development ensures that the expansion packages he delivers to business owners is concise.



Lawrence Kostiw Board of Advisors / Finance

Lawrence has several years of corporate finance and FP&A experience in various industries including oil and gas and entertainment services. Along with his investment banking background, he mentors startups and is a board member of a nonprofit.

Pitch


HALEN
Comfort and Convenience In A Moving World ™
Local Food
Retail
Grocery
Rideshare
Apple Store
GOOGLE PLAY


One Stop Shop App
9:41
Welcome, Allan
Which service would you like to use today?
Rideshare
Grocery Delivery
Food Delivery
Retail Delivery
Vacation Rental
Flight Booking

Are you ready for America's First Super App?

> *Halen Super App is built from the ground up (NOT connecting to Uber, DoorDash, Instacart, etc.). This app will be a One-Stop-Shop App for multiple services (Rideshare, Flight booking, Vacation Rental, Groceries, Food and Retail Delivery).*

Though the Play Store is crammed with millions of apps, we generally stick with a few apps for our daily usage. What if there is a single app that provides multiple OnDemand services?

Halen Technology, a Washington, D.C.-based technology company, is actively seeking investors to participate in its start-up phase. Conceived, founded, and developed by a team of entrepreneurs, developers, marketing experts, and business executives led by Edward Mbeche, Halen Technology offers customers a single-app solution delivering access to a variety of services including **rideshare, food, grocery and retail delivery**, and **travel and hospitality bookings.** Managing accounts across multiple platforms can be frustrating because apps vary in their ease of use and quality of service. Convergence is an inevitability of any technological revolution, and Halen is at the forefront of the convergence wave in the service app sector.


HALEN
Who Are We?
Halen is the future of mobile service apps.
A user-friendly "Super-App" that uses a franchise based business model.
Apple Store
GOOGLE PLAY

Halen distinguishes itself in the service app sector through the high quality of its software user interface, the rock-solid underpinnings of its app's programming, and the high level of convenience it offers its customers. The best services are the ones that make their users' lives better, and Halen makes its customers lives easier than they've been in the past by taking conveniences they already enjoy and optimizing them through strategic combination and seamless presentation.


Rideshare
HALEN
Waiting for Rider
Jane Johnson
105 William St
Reston, VA 20190
Waiting for Rider
Jane Johnson
0:25
Call
Text
Cancel
After the rider gets in the car, tap on "Start Trip"
Slide to start trip
There's a Problem
Connects drivers with individuals and organizations that need rides
Available on the
Apple Store
GOOGLE PLAY

Driven by a deeply experienced and diverse team of professionals, Halen wins in an otherwise highly competitive marketplace by leveraging the long-standing business model of franchising to share risks. Using the franchise model, Halen is

business model of franchising to share risks. Using the franchise model, Halen is hyper-local in a way in which its competitors cannot match. This model also gives Halen far stronger cost control than similar companies, so Halen will not struggle to find profitability the way those companies have. There is great power in simplicity, and Halen unleashes the immense profit potential that is available in providing day to day services to eager customers.



HALEN
A One Stop Shop Application
All services combined at an estimated $1.5 trillion market share and still growing.
Data by statista
Large Market Opportunity
Rideshare
Grocery Delivery
Restaurant Delivery
Retail Delivery
Vacation Rentals
Flight Booking

If initial conditions remain consistent with our forecasts, at the end of an initial launch period and five-year operating phase, Halen projects to be worth over **$500 million** in equity value.

Forward-looking projections cannot be guaranteed.



HALEN
Grocery
Get hand picked groceries delivered to you in as fast as 1 hour
Apple Store
GOOGLE PLAY
Stores Delivering Near You
Kroger
Giant
Safeway
Aldi

Company Description/The App

Halen Technology offers an app to consumers that combines in one place many of the services people currently access through apps on their phones, including ridesharing, food, grocery delivery, and flight/vacation bookings. Halen offers customers a world in which a literal jungle of apps is condensed into one, super high-quality app that offers them everything they are looking for:

Halen users only have to create one account, only have to learn one interface, and only have to interact with one customer service team in order to access the variety of services they use on a day-to-day basis to make their lives easier.



Local Food
HALEN


The food you love
delivered.
Order from your
favorite resteraunts
Free Delivery
Ristorante Grill & More
Lema Sushi
Apple Store
GOOGLE PLAY

Drivers should *make* a *living wage*

Drivers who drive for Halen also benefit from the ability to fully utilize their working hours by running jobs for the same company across multiple service types. In one shift, a Halen driver might drive a customer to a medical appointment across town, deliver groceries to a dad working at home while he watches the kids, and then bring early dinner to a church life group meeting at a member's house. In doing these jobs with Halen, the driver wouldn't have to deal with different pay structures or have to negotiate conflicting jobs between functions that might interrupt proper service delivery. Most importantly, the time the driver would spend available to work but not making any money (absolutely critical because gig workers are paid by the job, not by the clock) would be kept to an absolute minimum.


HALEN
Perfect Timing: Why now?
All six markets at an all time high.
The pandemic is restructuring the buying habits of consumers, driving app downloads and spending in apps.
Bring a positive economic impact to franchisees, drivers and their cities.
Apple Store
GOOGLE PLAY

Just as in the first decade of the 21st-century when cell phones, digital cameras, and GPS devices converged into a single smartphone that revolutionized the tech world, the universe of apps that now clutter and burden those smartphones are going to converge into single apps that offer all of those services in one place.

Halen is at the leading edge of this next tech revolution.


HALEN
Retail
Simplify your life
9:41
Macy's


with fast, simple
delivery from your
local stores
Apple Store
GOOGLE PLAY
On Sale
View More
Women
View More

A Franchise Model

Halen Tech uses a franchise model for its mobile service operations. Rather than attempt to consolidate all of the functions in its vertical, which would involve it being an expert at diffuse areas such as software development, marketing, branding, human resources, finance, and investor relations, Halen's franchise model allows it to segregate these functions into rational silos.


Corporate
• Software development
• Software support
• Franchise development
• Selection and training
• Investor relations
• National branding and marketing
HALEN
Apple Store
GOOGLE PLAY


Franchisee
• Day to day local operations
• Driver recruitment and support
• Local advertising
• Local partnership development
• Local regulatory management
• Human resources
HALEN
HALEN
Apple Store
GOOGLE PLAY

A franchisee who licenses a franchise from Halen gains exclusive rights to offer Halen's services in their territory. They acquire this license with an initial franchise fee of between $50,000-$500,000. They then agree to share with Halen a percentage of their revenues from their operations. Halen provides franchisees with extensive training and support to ensure they are successful launching and operating Halen in their territory.




HALEN
Reserve a ride in advance
Comfort and Convenience
in A Moving World

Halen's franchise model is a win-win. Franchisees are able to launch a new and exciting business with promise of significant profit potential without having to deal with the immense stresses and burdens of idea creation. A well-banked aspiring entrepreneur with the operational chops to run a business, but perhaps not the creative thinking talents required of a greenfield entrepreneur can partner with Halen to get a winning idea and detailed plans for success that they then just have to execute on relentlessly. Halen benefits from the franchising structure by not having to deploy significant amounts of capital to launch/expand, by sharing risks with another strong party, and most importantly, by streamlining its own operations so that it can concentrate on the things that will guarantee the company's explosive growth.


HALEN
The Competition
HALEN
lyft
GRUBHUB
instacart
airbnb
KAYAK
Uber
Online Support
24/7 Live Local Support
Franchise Business Model
Community Involvement
Drivers Access Multiple Job Opportunities in One App
Clients Access Multiple Services in One App

Legacy Transportation Companies – An Ideal Target for Franchising

Legacy taxi and limousine companies, which have been rocked by the advent of the app-based service delivery revolution, are ideal candidates to franchise with Halen. They have deep operational expertise (they know how to recruit, train, and manage large groups of drivers), but they lack the strategic nimbleness to cope with the dynamism of their new competitors. Halen folds seamlessly into this gap for them, providing them a platform from which they can rebound, recover their businesses, and win in the long-term. Halen will make these sorts of companies an initial target as it sources potential franchisees.


Exit Strategy
Halen will have multiple exit opportunities that will result in a high ROI
Highly viable M&A prospect
DOORDASH
GRUBHUB


lyft
instacart
Uber
BOOKING
HOLDINGS

Forward-looking projections cannot be guaranteed.

Corporate level

Halen at the corporate level is essentially a **software** and a **marketing** company. Therefore, the operations of the company focus primarily on ensuring that its app works seamlessly and that its end-users have the smoothest experience possible. Then, the company works aggressively to build a national brand that will assist with the recruitment of franchisees and generate demand for Halen services among individual consumers in specific markets. Because these are the organization's primary functions, its staffing emphasis is on roles like software developer, UI/UX designers, marketing directors, and partnership managers.


HALEN


Halen user-friendly "Super-App"
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HALEN
Welcome, Allan
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